Memorandum of Agreement between POSCO and PT Krakatau Steel

POSCO has entered into a memorandum of agreement with PT Krakatau Steel, an Indonesian state-owned company, to build an integrated steelwork in Indonesia. POSCO and PT Krakatau Steel have agreed to build an integrated steelwork in Cilegon City, Java, Indonesia with a total annual production capacity of 6 million tons of steel products. The first phase of construction for the establishment of a steel mill with an annual production capacity of 3 million tons of steel products is expected to commence in 2011 and to be completed in 2013.